Compañía Cervecerías Unidas S.A.

Exhibit 3: Balance Sheet

	Ch$ millions		US$ millions (1)
	Mar 31-2004	Mar 31-2003	Mar 31-2004	Mar 31-2003	% Change
ASSETS

Cash & equivalents	21,877	37,922	35.5	61.5	-42.3%
Other current assets	175,070	196,387	284.0	318.6	-10.9%
Total current assets	196,947	234,309	319.5	380.1	-15.9%

PP&E, net	310,484	341,500	503.7	554.0	-9.1%
Other assets	65,291	101,255	105.9	164.3	-35.5%

TOTAL ASSETS	572,722	677,065	929.1	1,098.4	-15.4%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	38,946	48,480	63.2	78.6	-19.7%
Other current liabilities	61,214	171,605	99.3	278.4	-64.3%
Total current liabilities	100,160	220,085	162.5	357.0	-54.5%

Long-term debt (2)	103,015	21,957	167.1	35.6	369.2%
Other long-term liabilities	34,849	97,320	56.5	157.9	-64.2%
Total long-term liabilities	137,863	119,277	223.7	193.5	15.6%

Minority interest	38,650	42,220	62.7	68.5	-8.5%

Stockholders' equity	296,048	295,482	480.3	479.4	0.2%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	572,722	677,065	929.1	1,098.4	-15.4%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus
other liquid assets	79,678	48,021	129.3	77.9	65.9%

Total financial debt	141,961	70,437	230.3	114.3	101.5%

Net debt (3)	62,283	22,416	101.0	36.4	177.9%

Liquidity ratio	1.97	1.06
Debt / Capitalization	0.30	0.17

(1) Exchange rate: US$ 1.00 = Ch$ 616,41
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents plus other liquid assets